Exhibit 99.2

BRERA HOLDINGS PUBLIC LIMITED COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS –APRIL 7, 2026 AT 2:00 PM IRISH STANDARD TIME

CONTROL ID:

REQUEST ID:

The shareholder(s) hereby appoint(s) Marco Santori and Justin Bowes, or each of them, as proxies, each with the power to appoint their substitute, and hereby authorise(s) them to represent and to vote, as designated on the reverse side of this ballot all of the Ordinary Shares of BRERA HOLDINGS PUBLIC LIMITED COMPANY that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 02:00 P.M. Irish Standard Time on April 7, 2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations with respect to the matters set out in the notice of Extraordinary General Meeting and in the discretion of the proxies upon such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS

If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
INTERNET:	https://www.iproxydirect.com/BREA
PHONE:	1-866-752-VOTE(8683)

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF BRERA HOLDINGS PUBLIC LIMITED COMPANY PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ABSTAIN AGAINST FOR Proposal 1 CONTROL ID: To approve, subject to the approval of the Registrar of Companies of Ireland, the change of name of the Company from Brera Holdings Public Limited Company to Solmate Infrastructure Public Limited Company . REQUEST ID: ABSTAIN AGAINST FOR Proposal 2 To approve the amendment of the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company. ABSTAIN AGAINST FOR Proposal 3 To approve the adoption of a new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company. ABSTAIN AGAINST FOR Proposal 4 To approve, subject to and conditional upon a determination of the board of directors, in its sole discretion, a 10 - for - 1 reverse share split (a “Reverse Share Split”) of the Company’s ordinary shares to be effected, whereby every 10 Class A Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class A Ordinary Share of nominal value $0.50 each and every 10 Class B Ordinary Shares of nominal value $0.05 each in the authorised and unissued and authorised and issued share capital of the Company be consolidated into 1 Class B Ordinary Share of nominal value $0.50 each, with the board of directors able to elect to abandon such proposed amendments and not effect the Reverse Share Split authorised by shareholders, in its sole discretion. ABSTAIN AGAINST FOR Proposal 5 Subject to the Reverse Share Split becoming effective, to approve the further amendment of the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company. ABSTAIN AGAINST FOR Proposal 6 Subject to the Reverse Share Split becoming effective, to approve the adoption of a new articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: MARK HERE FOR ADDRESS CHANGE New Address (if applicable): IMPORTANT : Please sign exactly as your name or names appear on this Proxy . When shares are held jointly, each holder should sign . When signing as executor, administrator, attorney, trustee or guardian, please give full title as such . If the signer is a corporation, please sign full corporate name by duly authorised officer, giving full title as such . If signer is a partnership, please sign in partnership name by authorised person . Dated : , 2026 THE BOARD OF DIRECTORS RECOMMENDS VOTING ‘FOR’ PROPOSALS, 1, 2, 3, 4, 5 AND 6. (Print Name of Shareholder and/or Joint Tenant) (Signature of Shareholder) (Second Signature if held jointly)